Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

February 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil Shannon Buskirk Michael Purcell Liz Packebusch

Re:	Eastern International Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed February 14, 2025 File No. 333-281900

Ladies and Gentlemen:

On behalf of our client, Eastern International Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”, “We” or “Our”), we are submitting this letter and the following information in response to a letter, dated February 20, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on September 3, 2024, amended on October 1, 2024, December 31, 2024, January 21, 2025 and February 14, 2025. Concurrently with the submission of this letter, the Company is filing herewith an exhibit only Amendment No. 5 to the registration statement on Form F-1 (the “Amended Registration Statement”) to include certain exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 4 to the Registration Statement on Form F-1

Exhibits

1.	We note Yu-yun Tristan Kuo, Chun Pong (Colman) Chiu, and Shiu Wing Joseph Chow have been appointed as independent directors of the Board of Directors and will serve as directors following effectiveness of this registration statement. Please file the consents required by Rule 438 of the Securities Act.

Response: We have filed the consent letters of Yu-yun Tristan Kuo, Chun Pong (Colman) Chiu, and Shiu Wing Joseph Chow as exhibits 23.6, 23.7 and 23.8 to the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Albert Wong, Chief Executive Officer of Eastern International Ltd.

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